April 6, 2016

VIA EDGAR AND FACSIMILE

Ms. Shannon Sobotka
Staff Accountant Office of Real Estate & Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    INTL FCStone Inc.
Form 10-K for the year ended September 30, 2015
Filed December 9, 2015
File No. 001-36045
Dear Ms. Sobotka:
By letter dated March 8, 2016 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended September 30, 2015 of INTL FCStone Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.
We note your response to prior comment 1 and your position that the discussion of the Global Payments and Securities segments provides information to enable readers to understand the impacts of these segments’ performance on the revenues reported in the consolidated income statements. Please tell us what considerations you gave to disclosing the specific line items that include the revenue for each of your segments. For example, we note that generally all of the revenue associated with your Global Payments segment is reported in trading gains, net line item, while the revenue associated with your Securities segment is generally reported within the trading gains, net and interest income line items.

Company Response:
Commencing with the filing of our Annual Report on Form 10-K for the year ended September 30, 2013, we modified the presentation of our Segment Information included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to change from a single table (that provided similar summary income statement information for all segments beginning with “operating revenues” amounts) to an individual table for each reportable segment. The individual tables included the same summary income statement information for each reportable segment except that our Commodity and Risk Management Services and Other segments also had non-GAAP presentation components, and the related GAAP reconciliation information. This change was done to simplify and improve the visual format of the information, but had no impact on the amount or context of information presented.

Commencing with the filing of our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, we modified our reportable segments as a result of a reorganization of our operating segments following the discontinuance of our physical base metals business activities. In conjunction with the modification of our reporting segment structure, we added select non-financial statement data in a table format to the presentation of each segment, as well as revenue line caption information or operating revenues by product line information on a case-by-case basis as discussed further below. Commencing with the filing of our Quarterly Report on Form 10-Q for the three months ended June 30, 2014, we discontinued presenting non-GAAP information in our segment discussion. These changes were implemented to enhance the insight of users of the financial statements into how management views its segment activities.
In our Commercial Hedging segment, we added the individual revenue line captions as part of the segment table information to provide scale comparability between the different types of operating revenues, primarily exchange-traded revenue (clearing and execution of exchange-traded futures and options) which is included in “commission and clearing fees” in the consolidated income statements versus over-the-counter (OTC) revenues (principal trading) which is included in “trading gains, net”. We also added additional information for exchange-traded transactional revenues and OTC transactional revenues and selected data. We believe presentation of these revenue line captions separately added beneficial information to the users of the financial statements, as the revenue types have different characteristics including margin per contract and volume measures.
In our Global Payments segment, we added selected data including the number of trades during the periods, as well as providing an average revenue per trade metric. We did not include the individual revenue line caption amounts into this segment discussion because there is no material revenue stream outside of trading gains, net in the Global Payments segment. While we do not believe the individual revenue line caption information provides material additional information to understand the performance of this segment, we have determined that consistency of the presentation of the revenue line captions among all segments may improve the overall presentation of the Segment Information discussion. In future filings, we will add the individual revenue line captions to the Global Payments segment table presentation.
In our Securities segment, we added a breakout of operating revenues by product line because we believed this presentation provided the user of the financial information a beneficial view of the performance of this segment. We believe that within our Securities segment, each product line’s revenues primarily result from a single business activity, even in the instance of the debt trading product line which generally has revenues in ‘trading gains, net’ as well as ‘interest income’. Due to the trading nature of the debt trading activity, commercially we manage these revenues on an aggregate basis as fluctuations between the individual line captions are typically not meaningful in isolation. While we do not believe the individual revenue line caption information provides material additional information to understand the performance of this segment, we have determined that consistency of the presentation of the revenue line captions among all segments may improve the overall presentation of the Segment Information discussion. In future filings, we will add the individual revenue line captions to the Securities segment table presentation.
In our Physical Commodities segment, we added total revenues and cost of sales of physical commodities broken out by our two components, Precious Metals and Physical Ag’s & Energy, as we believe this presentation provides beneficial insight into the scale of the respective components and their margins. While we do not believe the individual revenue line caption information provides material additional information to understand the performance of this segment, we have determined that consistency of the presentation of the revenue line captions among all reportable segments may improve the overall presentation of the Segment Information discussion. In future filings, we will add the individual revenue line captions to the Physical Commodities segment table presentation.
In our Clearing and Execution Services segment, we added the individual revenue line captions as part of the segment table information to provide scale comparability between the different types of operating revenues - exchange-traded commission and clearing fee revenues (clearing and execution of exchange-traded futures and options) versus foreign exchange prime brokerage activities (principal trading). The exchange-traded activity is presented in the ‘commissions and clearing fees’ revenue line caption and the prime brokerage activity is in included in the ‘trading gains, net’ revenue line caption. We believe presentation of these revenues separately adds beneficial information to the users of the financial statements, as these revenue types have different characteristics including margin and volume measures.
Financial Statements
Consolidated Income Statements, page 57

2.
We note your response to prior comment 2. However, we continue to question how you determined the subtotal titles “operating revenues” and “net operating revenues” are an accurate description of the amounts presented. Please advise.

Company Response:

Operating Revenues
As noted in our March 15, 2016 response to the Staff Letter dated March 8, 2016, we first reported the subtotal “operating revenues” in our consolidated income statement on our Quarterly Report on Form 10-Q for the three months ended December 31, 2005. This was the first time we reported “sales of physical commodities” in our physical base metals business. The excerpt below is from the MD&A included in the Form 10-Q for the three months ended December 31, 2005:
The total revenues as reported for Q1 2006 are not comparable with the total revenues reported for prior periods because they combine gross revenues for the physical base metals business and net revenues for all other businesses. The Company’s management views ‘Operating revenues’, shown on the face of the Condensed Consolidated Statements of Operations and calculated by deducting cost of sales from total revenues, as a more meaningful number for comparison with prior periods.
Subsequently, the Company began to act as a principal in the physical sale of precious metals in addition to the base metals activities described in the excerpt above. Given the underlying value of precious metals, this physical activity further exacerbated the difficulty in comparability of the business activities of the Company with both prior periods as well as between the various operating segments of the Company.
Executive management and our board of directors have consistently evaluated the performance of each of our business segments as well as the Company as a whole on the basis of operating revenues. The subtotal operating revenues is a transparent amount when reading the consolidated income statement, and includes total revenues less the cost of sales of physical commodities, which are defined in Footnote #1 to our Form 10-K under the header “Cost of Revenue” as follows:
Cost of sales of physical commodities include finished commodity or raw material and processing costs along with operating costs relating to the receipt, storage and delivery of the physical commodities.
The use of the subtotal “operating revenues” has been consistently used by the Company for forty-five consecutive quarters. The Company believes that readers of our financial statements on Form 10-K and Form 10-Q understand the sub-total “operating revenues” and evaluate the performance of the Company and its reportable segments on the basis of operating revenues versus total revenues, as the magnitude of the gross revenues from sales of physical commodities dilutes the total revenue line item to such an extent that the measure is not as relevant to a reader in evaluating the Company’s financial performance overall and in evaluating the reportable segments comparatively against each other.
The Company also believes the subtotal “operating revenues” provides a meaningful basis for comparison to other mid-size financial services firms, many of which do not have sales of physical commodities and costs of sales of physical commodities activity.

As noted in the excerpt above, the subtotal “operating revenues” includes the cost of physical commodities and the related operating costs related to the sale of the physical commodities. The Company does not have material “passive” business investments, but rather we manage our business activities as operating segments, which are organized into five reportable segments including Commercial Hedging, Global Payments, Securities, Physical Commodities and Clearing and Execution Services.
The Company discusses the operating performance of each of its reportable segments in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), and has consistently used the subtotal title of “operating revenues” both in the MD&A and in the consolidated income statements to align the subtotal with the associated discussions of significant events, transactions or economic changes which in the Company’s judgment, should be described in order to understand the Company’s results of operations.
Historically, the consolidated income statements present all revenue line captions included in the calculation of the sub-total “operating revenues”, whereas our Selected Summary Financial Information table in Item 6. - Selected Financial Data as well as the Financial Overview table in our MD&A begin with “operating revenues”. In future filings, the Company intends to present each revenue line item caption used to arrive at the sub-total “operating revenues” in the Selected Financial Data and MD&A information in order to provide ease of accessibility and consistent transparency to the components that make up the subtotal, which is discussed throughout the MD&A.
Further, in Footnote 22 - Segment and Geographic Information to the Form 10-K for the year ended September 30, 2015, the Company includes a description of “operating revenues” as follows:
The total revenues reported combine gross revenues for the physical commodities business and net revenues for all other businesses. In order to reflect the way that the Company’s management views the results, the tables below also reflect the segment contribution to ‘operating revenues’, which is shown on the face of the consolidated income statements and which is calculated by deducting physical commodities cost of sales from total revenues.
In future filings, the Company intends to include a similar description for the subtotal “operating revenues” in Footnote 1 - Description of Business and Significant Accounting Policies under the section “Basis of Presentation”.
Net Operating Revenues
As noted in our March 15, 2016 response to the Staff Letter dated March 8, 2016, as a result of continued growth in the Company’s CES segment, during fiscal 2013, the executive management and board of directors began to evaluate the performance of each of its business segments on the basis of “net operating revenues” as well as on “operating revenues”.
The Company presents “net operating revenues” as an additional subtotal which is calculated by deducting transaction-based clearing expenses, introducing broker commissions and interest expense from operating revenues. This presentation is an adaption of the customary practice of presenting a “net revenues” subtotal for financial service organizations that show revenues net of interest expense, due to the nature of the interest expense and its correlation to the revenues as prescribed in Regulation S-X Official Text, Article 9. Bank Holding Companies Income Statements. Our interpretation includes transaction-based clearing expenses and introducing broker commissions along with interest expense being deducted from operating revenues to arrive at net operating revenues, based on the similar attributes of these costs in relation to revenues.
When the Company considered the labeling of the additional sub-total, it chose to use “net operating revenues” because it is an adaptation of the customary practice of presenting “net revenues” for financial service companies and incorporates the previously utilized sub-total “operating revenues” that the Company has consistently used since the first quarter of fiscal 2006 and believes is understood by the readers of the financial statements. Another option considered was “operating revenues, net of transaction-

based expenses and interest,” but the Company believed “net operating revenues” was more comparable to the terminology used in the financial services industry.
The excerpt below is from the MD&A included in the Form 10-K for the year ended September 30, 2015, and provides a definition of net operating revenues:
Net operating revenues is one of the key measures used by management to assess the performance of our operating segments. Net operating revenue is calculated as operating revenue less transaction-based clearing expenses, introducing broker commissions and interest expense. Transaction-based clearing expenses represent variable expenses paid to executing brokers, exchanges, clearing organizations and banks in relation to our transactional volumes. Introducing broker commissions include commission paid to non-employee third parties that have introduced customers to us. Net operating revenues represent revenues available to pay variable compensation to risk management consultants and traders and direct non-variable expenses, as well as variable and non-variable expenses of operational and administrative employees.
In future filings, the Company intends to include a similar description for the sub-total “net operating revenues” in Footnote 1 - Description of Business and Significant Accounting Policies under the section “Basis of Presentation”.
*        *        *
In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 410-7129.
Sincerely,

/s/ William J. Dunaway
William J. Dunaway, Chief Financial Officer